Exhibit 99.1

Petro Kazakhstan

Q1

Quarter 1, 2005 Interim Report

PK Petro Kazakhstan
51685287
62
27
БЕНЗИН

Message to the shareholders

HIGHLIGHTS

>	Net income per share (diluted) of $2.16, cash flow per share (diluted) of $2.43

>	Production for the first quarter averaged 149,732 bopd an increase of 4.8% over the same period in 2004

>	Continued share buy-backs under the Company’s Normal Course Issuer Bid

>	Successful completion of first horizontal production wells

>	Drilled 20 development wells and 3 exploration wells in the first quarter

>	Dry gas pipeline to the City of Kyzylorda constructed and commissioned

FINANCIAL HIGHLIGHTS

(IN MILLIONS OF US$ EXCEPT PER SHARE AMOUNTS)	Three Months ended March 31
	2005	2004
Gross Revenue	$502.5	$325.3
Net income	165.6	87.5
Per share (basic)	2.18	1.11
Per share (diluted)	2.16	1.08
Cash flow	186.4	110.8
Per share (basic)	2.46	1.41
Per share (diluted)	2.43	1.37
Weighted Average Shares Outstanding
Basic	75,918,721	78,742,750
Diluted	76,612,892	80,658,736
Shares Outstanding at End of Period	75,728,337	79,865,009

For the first quarter of 2005, the Company recorded $165.6 million of net income, an 89.3% increase over the first quarter of 2004 and $186.4 million of cash flow, a 68.2% increase over the first quarter of 2004.

SHARE BUY-BACK PROGRAM

In the first quarter of 2005 the Company repurchased and cancelled 732,800 shares at an average price of C$44.30 per share. Subsequent to the end of the quarter, the Company repurchased and cancelled an additional 1,137,500 shares at an average price of C$46.20 per share.

The Company has previously commented on its approved Normal Course Issuer bid program on the Toronto Stock Exchange. Recently the Company announced the expansion of its share buy-backs to the New York Stock Exchange. While this does not increase the number of shares ultimately approved to be repurchased, it does provide the Company greater flexibility in the execution of its open market repurchases. Under its current Normal Course Issuer Bid program, the Company is permitted to purchase an additional 3,963,629 Common Shares of which up to 3,729,792 Common Shares may be purchased through the facilities of the New York Stock Exchange.

The approved share repurchase program commenced on August 13, 2004 and will terminate when PetroKazakhstan has purchased the maximum allowable number of shares unless it provides earlier notice of termination. If not previously terminated, the renewed share repurchase program will terminate on August 12, 2005.

UPSTREAM OPERATIONS REVIEW

PRODUCTION

During the first quarter of 2005, PetroKazakhstan’s production volumes totaled 13.48 million barrels of oil or an average of 149,732 barrels of oil per day (“bopd”) representing a 4.8% increase over the first quarter 2004 production of 142,919 bopd.

During the first quarter of 2005 the Company experienced a temporary reduction of production at the Kumkol South field as a result of significant remedial work designed to improve field performance, including deepening wells and increasing tubing sizes in its water injection wells. Production was also constrained due to produced water handling capacity. This issue is being addressed. At the end of March, the daily oil production from all fields had increased to 158,200 bopd.

FIELD DEVELOPMENTS

A total of 20 development wells were drilled in the first quarter. Eleven of these were in the Aryskum field, 2 being horizontal wells. Production rates from the first horizontal well exceed 3,000 bopd. This is significantly higher than the average rate of 500 bopd from vertical wells. Test production rates for the second well are being established. Three development wells were drilled in Kyzylkiya.

Work continues on the upgrade of the Akshabulak processing facilities that will enable production rates to increase to over 70,000 bopd (35,000 bopd net) by end 2005. Two development wells were drilled in the first quarter of 2005.

Expansion of facilities at Kumkol North continues to increase production volumes. Four wells were drilled in the first quarter.

Continued development and production from the East Kumkol field is on temporary hold during the process of obtaining regulatory approvals and agreements with the partner, Turgai Petroleum (“TP”).

ENHANCED OIL RECOVERY PROJECT

During the quarter, pumping equipment was sourced and is currently on site to start an initial test of injecting limited volumes of Liquefied Petroleum Gas (“LPG”) to a Kumkol South well. This is a precursor to the pilot Enhanced Oil Recovery (“EOR”) project being designed and planned to start later in the year.

EXPLORATION AND APPRAISAL

A total of 3 exploration wells were drilled during the first quarter, one in the Aryskum field and two in the Kyzylkiya field.

The Aryskum well was the fifth in a program to discover oil in channel sands below the gas cap. The findings from all of these Jurassic wells are being incorporated into a revised geological model which will lead to further appraisal drilling during the second half of 2005.

Evaluation of the northern extension of the Kyzylkiya field continued with the drilling of an exploration well on the flank of the structure. Although the well encountered oil shows and reservoir quality sands, the main interval was water wet and post testing analysis shows the well encountered the main reservoir at the edge of the structure. The results of this well along with the previous successful wells are being used to update the interpretation of the structure and a new four well exploration program is planned to be drilled this year.

A well was drilled on the south eastern margin of the Kyzylkiya field to test the flank potential. The well encountered 3.5 meters (“m”) of net oil pay and a testing program is being undertaken.

Interpretation of the 3D seismic data acquired during the second half of 2004 over recently acquired new acreage in South Kyzylkiya has been interpreted and prospects are being selected for drilling during the second quarter 2005.

Appraisal activity on the North Nurali field is focused on interpretation of the 3D seismic data acquired during the second half of 2004 over the potential northern extension of the field. The interpretation of this data has already resulted in the identification of a well to be drilled in the third quarter of 2005.

Continued evaluation of exploration acreage along with a recent update of the Turgai Basin study has led to an inventory of more than 90 prospects. The Company is now assessing the potential to increase the drilling program this year and into 2006.

CONSERVATION AND EXPLOITATION OF GAS AND LPG RESERVES

PetroKazakhstan currently utilizes associated gas from the Kumkol fields, including those of our joint venture asset, Kumkol North, in generating electricity in the 55 megawatt (“MW”) power plant.

Produced gas from certain Aryskum wells is now being injected into the field gas cap for conservation and reservoir pressure maintenance purposes. The volume of injected gas is gradually increasing as more wells are tied into the main production process system. Ultimately, all of the Kyzylkiya, Aryskum and Maibulak field produced gas will be re-injected.

As a 50% partner in the Kazgermunai Joint venture, PetroKazakhstan is participating in the Akshabulak field LPG extraction plant. Construction is due to be completed in the third quarter of 2005 when 2,900 bopd of LPG and 600 bopd of condensate will be extracted from produced gas. The residual dry gas will be provided to the city of Kyzylorda through a pipeline already constructed and commissioned.

In the first quarter, the Company initiated the design and implementation of a full gas gathering and utilization scheme for the currently remaining flared gas at Kumkol along with the recycling of Kyzylkiya, Aryskum and Maibulak wet gas for the extraction of LPG. The target for completion is July 1, 2006.

PRODUCTION CUT BACKS IMPOSED BY THE KAZAKH REGULATORS

As recently announced, PetroKazakhstan and TP have received instructions from the Kazakh regulators to stop gas flaring immediately on all fields, in accordance with new legislation passed in December 2004.

The Company estimates that compliance with these instructions will result in production cut backs of about 35,000 bopd in total on all PetroKazakhstan Kumkol Resources (“PKKR”) operated oil fields and of about 30,000 bopd at TP’s Kumkol North field. Considering the Company’s 50% share in TP, the Company’s net share of production will therefore be curtailed by about 50,000 bopd in total.

The Company may be exposed to further production reductions if the same instructions were applied to its KazGermunai Joint Venture, which is building but has not yet completed its gas processing plant at Akshabulak. The Company’s share of KazGermunai’s production could then be curtailed by up to 23,000 bopd.

The Company remains hopeful that, in view of its current investment program to achieve full gas utilization by mid-2006, it will be allowed to resume production at higher rate prior to the completion of its gas re-injection program.

CRUDE OIL MARKETING & TRANSPORTATION

CRUDE OIL LOGISTICS

The volume of crude oil shipped from the company’s various loading terminals during the first quarter of 2005 was 6.9 million barrels (“mmbbls”) (891.6 thousand tonnes). This represents a reduction of 16.8% against the shipments in the last quarter of 2004. This reduction was due in part to the fact that the state operated Karakoin to Atasu pipeline froze during the first quarter of 2005 restricting the flow of oil to China from Kumkol and the Bosporus straits continued to have night shipping restrictions impacting crude oil flows from the Black Sea. It is anticipated that the Atasu terminal will re-start during the second quarter.

The shipments of crude oil from the Company’s terminal at Dzhusaly continued to grow and accounted for 83.5% of all shipments. In the fourth quarter of 2004 Dzhusaly handled 68.6% of shipments.

Shipments via the Caspian Pipeline Consortium (“CPC”) pipeline grew to their maximum contractual volume during the first quarter of 2005.

As a result of the closure of the Atasu terminal mentioned previously, deliveries to China were reduced by 59% versus the volumes delivered to China in the fourth quarter of 2004.

CRUDE OIL PRICES AND TRANSPORTATION DIFFERENTIALS

International crude oil prices hit new highs during the first quarter of 2005. The average of the daily Platt’s quotation for Brent during the first quarter of 2005 was $47.62 per barrel (“/bbl”). Differentials between heavy/sour crudes and light/sweet crudes continued to be a significant market factor. Kumkol

CIF Mediterranean traded between a premium of $0.03/bbl and a discount of $0.58/bbl to Brent Dated. CPC blend traded in a range of discounts to Brent dated between $0.48/bbl and $4.48/bbl. Iranian Light on the Persian Gulf traded at a discount to Brent dated of between $3.15/bbl and $8.21/bbl with an average for the quarter of $5.64/bbl impacting the value of the crude oil shipped to the Tehran refinery in January. Encouraging discussions are underway with the National Oil Company of Iran to modify the swap terms in order to compensate swappers for quality differences between crude oil supplied and Iranian Light received under the swap.

These market fluctuations together with the demurrage costs in the Black Sea due to the night shipping restrictions and the additional transportation costs to China as a result of the closure of the Atasu terminal had a negative impact on our crude export differentials in the first quarter of this year compared to those of the last quarter of 2004. The differential increased to $15.93 as compared to $13.83 in the fourth quarter of 2004.

REFINING AND REFINED PRODUCT SALES

Exports of refined products continued to improve as Free Carrier (“FCA”) sales were replaced by sales closer to the end consumer. At the same time refinery yields of higher value products continued to improve. The average weighted value of refined product prices continued to improve on the back of firmer market prices and a greater proportion of direct export sales.

During the first quarter the refinery experienced a malfunction in the reformer unit used to produce gasoline which required repair. The repairs were carried out quickly but as a result the production of high octane gasoline was reduced. Net Returns for the first quarter were an improvement over 2004 and would have been even better without this temporary malfunction.

Trial shipments of Russian domestic crude for processing at the refinery were carried out during the first quarter, with the objective to displace higher value Kumkol crude to the export market. The results of the trial to date are positive. One consequence of changing the crude feed to the refinery is the need to re-certify kerosene production. Under Former Soviet Union GOST procedures the kerosene is certified by reference to the specific producing refinery and the crude source. Kerosene produced at the Shymkent refinery from a blend of Kumkol and Russian crudes requires re-certification. This process of re-certification is underway. During this process the production of kerosene may be reduced.

Vacuum Gasoil (“VGO”) production and exports to the Baltic Sea continued to perform well. It is anticipated that a new and more economical export route for VGO will be opened during the second quarter of 2005.

Respectfully submitted on behalf of the board of directors,

“Signed”

Bernard F. Isautier
President and Chief Executive Officer
May 2, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and notes relating thereto that are included elsewhere in this report. Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described under section “Risk Analysis” and the risk factors described in our Annual Information Form for the year ended December 31, 2004 under the heading “Risk Factors”. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other known or unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or affects on, us. Unless otherwise required by applicable securities law, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In our MD&A we use certain terms, which are specific to the oil and gas industry, including “net return” and “cash flow”. These are non-GAAP terms defined within our MD&A.

Except as otherwise required by the context, reference in this MD&A to “our”, “we” or “us” refer to the combined business of PetroKazakhstan Inc. and all of its subsidiaries and joint ventures.

Additional information filed with Canadian securities commissions and the United States Securities and Exchange Commission, including our quarterly and annual reports and our Annual Information Form (AIF/40-F), are available on line at www.sedar.com and www.sec.gov.

All numbers are in U.S. Dollars unless otherwise indicated.

HIGHLIGHTS

	Three months ended March 31
	2005	2004	2005 vs 2004
Net income ($000’s)	165,639	87,485	78,154
Cash flow ($000’s)[1]	186,384	110,829	75,555
Basic net income per share	2.18	1.11	1.07
Basic cash flow per share	2.46	1.41	1.05
Production, bopd[2]	149,732	142,919	6,813
Capital expenditures	30,567	39,125	(8,558)
Cash dividends declared	12,191	-	12,191
Common shares outstanding	75,728,337	79,865,009	(4,136,672)

1 Cash flow: We evaluate our operations based upon our net income and cash flow. Cash flow is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this to be a key measure as we use this measure to evaluate our ability to generate cash to fund our growth through capital expenditures and our ability to repay debt. The comparable GAAP measure is cash flow from operating activities. The following table reconciles our non-GAAP measure cash flow to the comparable GAAP measure “Cash flow from operating activities”. Cash flow does not have any standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

	Three months ended March 31
	2005	2004
	($’000s)	($’000s)
Cash flow	186,384	110,829
Changes in non-cash operating working capital items	(13,025)	(15,709)
Cash flow from operating activities	173,359	95,120

2 We report production before royalties as we measure our Upstream operations on this basis, which is consistent with industry practice in Canada.

NET INCOME VARIANCES

$ millions
Net income for the three months ended March 31, 2004	87
Increase in the price of crude oil	77
Increase in net return at Kumkol for refined products	51
Hedging	(23)
Increase in differential	(16)
Increase in excess profit tax	(12)
Decrease in crude oil export sales volumes	(10)
Other variances	12
Net income for the three months ended March 31, 2005	166

Higher prices for crude oil and refined products were the major reasons for our 89.3% increase in net income in the first quarter of 2005 compared to the same quarter in 2004. These gains were partially offset by the foregone revenue from our hedging program, our increased differential and lower export sales volumes. In addition, due to increased taxable income in our Turgai joint venture excess profit tax increased by $12.0 million in the first quarter of 2005 compared to the same period in 2004.

KEY PERFORMANCE INDICATORS

We measure the performance of our Upstream and Downstream operations using the following key performance indicators.

	Three months ended March 31
	2005	2004
Production, bopd	149,732	142,919
Differential ($/bbl)	15.93	12.71
Production expense ($/bbl)	1.66	1.73
Refining cost ($/bbl)	0.63	0.58
General and administrative ($/bbl)	1.29	1.00
Effective income tax rate, %	37.5%	33.4%
Crude oil inventory and in transit (MMbbls)	4.49	2.71
Refined products inventory and in transit (MM Tonnes)	0.28	0.36

Production. See Volumetrics, Upstream for a discussion of our production.

Differentials. The graph on the next page shows the evolution of our differential.

* Our differential is calculated as the difference between the average Brent price for crude oil export sales received by PKKR and Turgai and our net return at Kumkol. Differential is a non-GAAP measure that is the sum of the costs and discounts incurred in order to transport and sell our crude oil to international markets. The sales revenue used in this measure differs from sales revenue in the statement of net income and the net return table for the following reason:

•
The differential does not include Kazgermunai sales, over which we have limited control. Kazgermunai sales are excluded because the differential is used to measure the performance of our internal marketing group and transportation group.

•
The differential is calculated using finalized sales transactions. Our financial statements include estimates regarding shipments in transit at the end of the quarter, that may differ slightly from the final transactions.

The term "Differential" does not have a standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures prescribed by other companies.

Turgai crude shipped via CPC traded at a discount from Brent of $5.24/bbl at Novorossisk during the fourth quarter of 2004, which affected our completed sales transactions used in our differential calculation. The differential for CPC versus Brent has recovered somewhat and is now at $3.90/bbl.

The Kumkol - Atasu pipeline (used for shipments to China) froze during the first quarter of 2005, which led us to switch our focus to our Aktau - Batumi route.

On our Aktau - Batumi route, we moved our sales point to Batumi and westwards, which contributed positively to our average differential.

The discount for Iranian Light crude compared to Brent, obtained through our Iranian swap, had a negative impact on our overall differential for the first quarter of 2005.
Our differential increased for the first quarter of 2005 for a number of reasons.

Continued high sea freight costs during the first quarter of 2005 also accounted for the increase in our average differential.

Outlook. Expectations going forward are that the differential will be between $12.50/bbl and $13.50/bbl for the second and third quarters of 2005. The seasonal factors discussed above will likely increase our fourth quarter differential in 2005, though it is difficult to predict by how much and we will take all possible steps to mitigate these factors.

Refining costs. Refining costs per barrel were higher in the first quarter of 2005 due to lower processed volumes and minor repair and maintenance works carried out at the refinery during this period. Refining costs did not change significantly on an absolute basis.

General and administrative expenses. General and administrative expenses increased in the first quarter of 2005 due to management services charged to our joint ventures and additional stock-based compensation expenses. There were no similar expenses in the first quarter of 2004.

Effective income tax rate. Our effective income tax rate increased from 33.4% to 37.5% mainly due to increased excess profit tax payable by our Turgai joint venture.

Crude oil and refined products inventory and in transit. Crude oil inventory and in transit increased significantly at the end of the first quarter of 2005 compared to the same period in 2004, this increase represents estimated deferred net income of $21.0 million.

VOLUMETRICS

UPSTREAM

PRODUCTION

The following table sets forth our barrels of oil produced per day by field.

	Three months ended March 31
Field	2005	2004
	(BOPD)	(BOPD)
Kumkol South	36,139	42,241
Kumkol North	37,326	33,428
South Kumkol	24,545	25,816
Kyzylkiya	8,610	9,425
Aryskum	17,470	8,793
Maibulak	1,580	2,064
North Nurali	103	121
License #952	127	48
Kazgermunai Fields	23,832	20,983
Total	149,732	142,919

During the first quarter of 2005 we had a temporary reduction of production at our Kumkol South field as a result of significant remedial work designed to improve field performance, including deepening wells and increasing tubing sizes in our water injection wells. We were also constrained due to our capacity to handle produced water. We are currently addressing this issue.

Drilling operations in 2004 were the primary reason for our production growth in our Kumkol North field.

The substantial increase in production at our Aryskum field was due to our ongoing drilling program. As at the end of the first quarter of 2005 we had 34 producing wells in this field compared to 16 wells at the end of the first quarter of 2004.

CRUDE OIL VOLUMETRICS

The following table sets forth the movements in inventory for our Upstream operations for the three months ended March 31.

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Opening inventory of crude oil	3.95	2.87
Production	13.48	13.01
Crude oil purchased from third parties	-	1.09
Crude oil purchased from joint ventures (50%)	-	0.32
Sales or transfers	(13.37)	(14.68)
Field and transportation losses	(0.03)	(0.05)
Closing inventory of crude oil	4.03	2.56

The following table sets out our total crude oil sales and transfers from Upstream operations for the three months ended March 31.

	2005	2005	2004	2004
	(MMbbls)%		(MMbbls)%
Crude oil exports	7.09	53.0	7.85	53.5
Crude oil transferred to Downstream	3.68	27.5	4.15	28.2
Crude oil transferred to Downstream by joint ventures (50%)	1.56	11.7	1.51	10.3
Crude oil tolled by joint ventures (50%)	0.08	0.6	-	-
Royalty payments	0.96	7.2	1.17	8.0
Total crude oil sales or transfers	13.37	100.0	14.68	100.0

DOWNSTREAM

REFINING

Our total processed volumes were as follows:

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Feedstock refined into product	6.71	7.08
Tolled volumes	0.36	0.02
Total processed volumes*	7.07	7.10

*The total processed volumes are used for our per barrel calculations.

Sources of feedstock supplies for our refinery were as follows:

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Acquired from PKKR	3.68	4.15
Purchased from joint ventures (100%)	3.12	3.03
Tolled by joint ventures (50%)*	0.08	-
Purchased from third parties	0.24	-
Total feedstock acquired	7.12	7.18

*50% of volumes tolled by our joint ventures are attributable to our joint venture partners and are not included in our inventory movements and ending inventory.

FEEDSTOCK AND REFINED PRODUCTS VOLUMETRICS

The movements in our feedstock inventory at our refinery were as follows:

	Three months ended March 31
	2005	2004
	(MMbbls)	(MMbbls)
Opening inventory of crude oil feedstock	0.03	0.03
Purchase and acquisition of feedstock	7.12	7.18
Recoverable feedstock from traps*	0.02	0.02
Feedstock refined into product	(6.71)	(7.08)
Closing inventory of feedstock	0.46	0.15

* This represents trapped oil processed, net of trapped oil recovered.

The movement in inventory of refined products was as follows:

	Three months ended March 31
	2005	2004
	(MM Tonnes)*	(MM Tonnes)*
Opening inventory of refined product	0.21	0.26
Refined product from feedstock**	0.81	0.85
Refined product purchased	-	0.03
Refined product sold	(0.74)	(0.78)
Closing inventory of refined product	0.28	0.36

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used by us for crude oil is 7.746 barrels to the tonne.

** Refined products from feedstock are presented as actual output from refined volumes of crude oil.

RESULTS OF OPERATIONS

NET RETURN PER BARREL

Set forth below are the details of the average net return achieved for crude oil export sales and sales derived from the refining of our own crude. Net return per barrel is a non-GAAP measure that shows averages across all types of sales contracts and illustrates the relationship between exports of crude oil versus refining our own crude oil and marketing refined crude oil products. Net return per barrel does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31, 2005
	Crude Oil	Own Crude Oil
	Exports	Refined and Sold**
	($/bbl)	($/bbl)
Net realized price	36.52*	38.24
Transportation costs	(8.59)	(6.75)
Selling costs	(0.32)	(0.50)
Crude utilized in refining***	-	(2.11)
Refining cost	-	(0.63)
Royalties and taxes - downstream	-	(1.23)
General and administrative costs - downstream	-	(0.54)
Net return at Kumkol****	27.61	26.48
Production cost	(1.66)	(1.66)
Royalties and taxes - upstream	(1.20)	(1.20)
General and administrative costs - upstream	(0.75)	(0.75)
Net return per barrel	24.00	22.87

	Three months ended March 31, 2004
	Crude Oil	Own Crude Oil
	Exports	Refined and Sold**
	($/bbl)	($/bbl)
Net realized price	24.24*	19.21
Transportation costs	(7.81)	(1.52)
Selling costs	(0.27)	(0.47)
Crude utilized in refining***	-	(1.25)
Refining cost	-	(0.58)
Royalties and taxes - downstream	-	(1.31)
General and administrative costs - downstream	-	(0.44)
Net return at Kumkol****	16.16	13.64
Production cost	(1.73)	(1.73)
Royalties and taxes - upstream	(1.08)	(1.08)
General and administrative costs - upstream	(0.56)	(0.56)
Net return per barrel	12.79	10.27

* Net realized price for crude oil exports is shown net of hedging expenses ($5.40/bbl in the first quarter of 2005 compared to $0.64/bbl in the first quarter of 2004).

** Net realized price shown in these tables does not include the price received for purchased refined products re-sold.

*** Crude utilized in refining is our fuel consumption and yield loss percentage from refining our crude oil applied to the overall sales price received for our products.

**** Average Brent or a similar index for each respective period does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes and the terms of the sales. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Brent or similar index to our net return at Kumkol cannot be used to determine our differential.

Net return for crude oil exports increased by $11.21/bbl in the first quarter of 2005 as compared to the same quarter of 2004 primarily due to:

•
A significant increase in the prices of crude oil, with average Brent in the first quarter of 2005 of $47.62/bbl compared to $32.03/bbl in the first quarter of 2004. This was offset in part by foregone revenue due to our hedging program, which had a negative impact of $5.40 per barrel in 2005 compared to $0.64/bbl in 2004. See Note 12 to our interim consolidated financial statements.

Net return for own crude oil refined and sold increased by $12.60/bbl in the first quarter of 2005 primarily due to:

•
Substantial export sales on non-FCA terms in the first quarter of 2005. The increase in our sales price for these volumes was partially offset by a corresponding increase in transportation costs of $5.23/bbl.

•
Higher sales prices and an improved yield, whereby more higher value products were produced. The sale of VGO, a high value product, accounted for 18% of total sales volumes in the first quarter of 2005.

REVENUE

As at December 31, 2004, approximately 1.8 mmbbls of crude oil were in transit and hence, included in inventory. The net income realized on the sale of these volumes in the first quarter of 2005 was $34.4 million, as compared to $26.0 million of net income estimated at December 31, 2004. Net income was higher than expected because the sales of these volumes were realized when market prices were significantly higher than our mark to market Brent estimate as at December 31, 2004. As at March 31, 2005, approximately 1.9 mmbbls were in transit and included in inventory. We expect to realize sales for these volumes in the second quarter of 2005 leading to net income of $43.6 million.

As of March 31, 2005, our total company wide crude oil and refined products inventories (including in the field, at the refinery, in various storage locations and in transit) were 6.66 mmbbls. These inventories are recorded at cost until sold and delivered. The realization of these inventories at current market prices (using prices net of transportation costs at the end of the first quarter of 2005) would result in additional net income estimated to be $111.0 million.

	Three months ended March 31
	2005	2004	2005 vs 2004
	($000’s)	($000’s)	($000’s)%
Crude oil	280,410	207,478	72,932	35.2
Refined products	218,342	115,947	102,395	88.3
Service fees	2,553	1,380	1,173	85.0
Interest income	1,179	443	736	166.1
Total revenue	502,484	325,248	177,236	54.5

The table below sets out the crude oil revenue, volumes sold and net realized prices:

		Realized		Transportation
	Quantity	price net of	Revenue	costs to point	Revenue at
	sold	transportation	at field gate	of sale	point of sale
2005	(MMbbls)	costs ($/bbl)	($000’s)	($000’s)	($000’s)
Crude sales sold non-FCA	5.24	26.28	137,713	51,403	189,116
Kazgermunai export sales	1.85	32.37	59,892	9,868	69,760
Royalty payments	0.96	22.43	21,534	-	21,534
Total	8.05	27.22	219,139	61,271	280,410

		Realized	Revenue	Transportation
	Quantity	price net of	at field	costs to point	Revenue at
	sold	transportation	gate	of sale	point of sale
2004	(MMbbls)	costs ($/bbl)	($000’s)	($000’s)	($000’s)
Crude sales sold non-FCA	6.26	17.05	106,719	52,275	158,994
Kazgermunai export sales	1.59	14.77	23,479	7,861	31,340
Royalty payments	1.17	14.65	17,144	-	17,144
Total	9.02	16.34	147,342	60,136	207,478

Our net realized prices are dependent on the world price for crude oil, the export route used and the point of sale or terms of sales, all of which may vary significantly from period to period. Our differential from Brent is our key performance indicator.

•
Our increase of $72.9 million in crude oil sales for the first quarter of 2005 compared to the same quarter of 2004 was due to the increased market price for crude oil (average Brent for the first quarter of 2005 increased by $15.59/bbl).

•	The positive effect of the increase in market prices was partially offset by the increase in foregone revenue of $32.9 million from our hedging program.

•	Royalty payment volumes are physical deliveries made quarterly in arrears for all fields with the exception of our Kumkol North and Kazgermunai fields.

REFINED PRODUCTS

The tables below set forth the related tonnes of refined products sold, the average prices obtained and revenues received for the first quarter 2005 and 2004.

		Average price at	Transportation	Revenue at point
	Tonnes	refinery gate	costs to point	of sale
	sold	($/tonne)	of sale	($000’s)
2005	737,047	245.94	37,076	218,342
2004	776,222	144.96	3,426	115,947

Refined product revenues of $218.3 million in the first quarter of 2005 showed an increase of $102.4 million as compared to the first quarter of 2004. The main contributing factors were as follows:

•
Strong world crude oil prices during the period, which resulted in higher average product prices in Kazakhstan and neighboring countries. Total product revenues increased due to the movement from FCA to non-FCA export terms. A portion of the non-FCA sales price includes the recovery of transportation costs to the delivery point.

•
Revenues in the first quarter of 2005 included the sale of our high-value product VGO, a product not sold in the first quarter of 2004. The commissioning of the Vacuum Distillation Unit at our Shymkent refinery in early 2004 allowed us to further refine Mazut, a low-grade product, into VGO, which realizes a considerably higher price on the export market.

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in our Upstream operations. Based on the number of barrels of oil produced, these costs were as follows:

	Three months ended March 31
	Production	Per barrel of oil
	expenses	produced
	($000’s)	($/bbl)
2005	22,396	1.66
2004	22,464	1.73

The lower expenses per barrel are due to the higher production volumes in 2005.

ROYALTIES AND TAXES

The following table sets forth the components of royalties and taxes.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Royalties and production bonus	16,216	11,486
ARNM assessment	-	3,600
Other taxes	8,623	7,288
Royalties and taxes	24,839	22,374

Royalties and production bonus for the three months ended March 31, 2005 were $16.2 million, which represented an effective overall royalty rate of 5.4% excluding production bonuses of $0.1 million for our Kumkol North field. Royalties and production bonus for three months 2004 were $11.5 million, which represented an effective overall royalty rate of 5.5% excluding production bonuses of $0.2 million for Kumkol North. Royalties increased due to the increase in crude oil prices.

In the first quarters of 2005 and 2004 production bonus expenses related only to our Kumkol North field. In March 2005 the cumulative production at this field reached 15,000,000 tonnes (116.2 million barrels) and we are bound to pay a further $1.0 million of the production bonus (our 50% share) in April 2005. We do not have any further liabilities for production bonuses on any of our producing fields.

Provision for ARNM assessment

As described in Note 18 to our consolidated annual financial statements in our 2004 Annual Report, the Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”) alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. In April 2004 following the Supreme Court decision we paid $3.6 million to satisfy the assessment. This amount was accrued in the first quarter of 2004.

Other taxes

Other taxes of $8.6 million in the first quarter of 2005 ($7.3 million in the first quarter of 2004) included:

•	excise tax on refined products ($6.0 million in 2005 compared to $5.0 million in 2004);

•	non-recoverable value added tax on crude oil ($1.6 million in 2005 compared to $1.1 million in 2004); and

•	various taxes, including property taxes, road fund and other ($1.0 million in 2005 compared to $1.2 million in the first quarter of 2004).

TRANSPORTATION

The table below sets out the components of transportation costs.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Pipeline	5,002	8,816
Kazgermunai transportation	9,868	7,861
Crude oil export	48,419	47,527
Refined products transportation	37,076	3,426
Other	841	986
Total	101,206	68,616

Pipeline

Pipeline costs decreased by $3.8 million during the first quarter of 2005 compared to the first quarter 2004 primarily due to increased export volumes through the KAM pipeline at lower cost as compared to the use of the Kumkol - Shymkent pipeline.

REFINED PRODUCTS TRANSPORTATION

Transportation expenses for refined products increased by $33.7 million in the first quarter of 2005 due to increased export volumes on a non-FCA basis during the period. There were no non-FCA sales of products in the first quarter of 2004.

REFINING

	Three months ended March 31
	Production	Per barrel of oil
	expenses	produced
	($000’s)	($/bbl)
2005	4,447	0.63
2004	4,088	0.58

The increase in refining costs is attributable to equipment repairs performed during the first quarter of 2005.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the expensed portion of crude oil purchased for the refinery from third parties, as well as refined products purchased for resale. Purchases and sales between our Upstream and Downstream business units are eliminated on consolidation.

Our purchases of crude oil and refined products were as follows:

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Crude oil	28,212	29,893
Refined products	-	2,912
Total	28,212	32,805

SELLING

Selling expenses for crude oil are comprised of marketing overheads allocated to our Upstream operations and fixed marketing charges relating to crude oil export. Selling expenses for refined products are comprised of the costs of operating the regional distribution centres and other administrative costs related to our Downstream operations.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
Crude oil	2,286	2,118
Refined products	2,846	3,330
Total	5,132	5,448

GENERAL AND ADMINISTRATIVE

The table below analyzes total general and administrative costs for Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

	Three months ended March 31, 2005
		Per barrel of oil
	General and	produced
	Administrative	or processed*
	($000’s)	($/bbl)
Upstream	10,047	0.75
Downstream	3,796	0.54
Corporate	2,596
Total	16,439

* Including tollers’ volumes

	Three months ended March 31, 2004
		Per barrel of oil
	General and	produced
	Administrative	or processed*
	($000’s)	($/bbl)
Upstream	7,343	0.56
Downstream	3,164	0.44
Corporate	2,536
Total	13,043

* Including tollers’ volumes

Upstream general and administrative expenses increased due to $1.0 million of management services charged to our joint ventures and $1.0 million of additional stock-based compensation expense.

INTEREST AND FINANCING

The following table sets forth our interest and financing costs and any related amortization of debt issue costs or discounts upon issuance of the debt instrument.

	Three months ended March 31
	2005	2004
	($000’s)	($000’s)
9.625% Notes	3,504	4,027
Commitment fees and amortization of deferred charges on $100 million committed credit facility	348	-
Kazgermunai debt	197	410
Term loans	134	128
Short-term debt	38	221
Term facility	-	1,553
PKOP bonds	-	469
Less portion capitalized	-	(13)
Total	4,221	6,795

We did not have interest expense on our term facility in the first quarter of 2005, as it was fully repaid in September 2004.

The PKOP bonds were fully redeemed on February 26, 2004.

DEPRECIATION, DEPLETION AND ACCRETION

	Depreciation,	Depreciation and
	Depletion and	Depletion
2005	Accretion ($000’s)	($/bbl*)
Upstream	25,244	1.87
Downstream	3,157	0.45
Corporate	77
Total	28,478

* Downstream includes tollers’ volumes

	Depreciation,	Depreciation and
	Depletion and	Depletion
2004	Accretion ($000’s)	($/bbl*)
Upstream	16,761	1.29
Downstream	4,869	0.68
Corporate	311
Total	21,941

* Downstream includes tollers’ volumes

The increase in Upstream depreciation and depletion expense of $8.5 million was mainly due to the increase in our depletable assets and future development costs. Our Upstream depletion expense for the first quarter of 2005 includes accretion expense relating to our asset retirement obligations of $0.8 million ($0.6 million in the first quarter of 2004).

Downstream depreciation expense decreased by $1.7 million in the first quarter of 2005 compared to the same quarter in 2004 due to certain downstream assets that became fully depreciated in 2004.

INCOME TAXES

	Three months ended March 31
	2005	2004
Upstream	88,418	26,030
Downstream	10,930	16,627
Corporate	187	1,568
Total	99,535	44,225

Income taxes increased by $55.3 million in the first quarter of 2005 compared to the first quarter of 2004 mainly due to the following:

•	$40.0 million was due to an increase in income before taxes.

•	Excess profit tax in Turgai increased by $12.4 million in the first quarter of 2005 compared to the same quarter in 2004. See Note 10 to our interim consolidated financial statements.

CAPITAL EXPENDITURES AND COMMITMENTS

The table below sets forth a breakdown of our capital expenditures in the first quarter of 2005 and 2004.

	Three months ended March 31
	2005	2004
Upstream
Development wells	17,651	6,390
Facilities and equipment	2,188	23,566
Exploration	942	5,642
Downstream
Refinery HS&E	146	542
Refinery sustaining	492	1,185
Refinery return projects	-	1,337
Marketing & other	8,613	181
Corporate	535	282
Total capital expenditure	30,567	39,125
Less accrued amounts	(8,239)	(4,089)
Total cash capital expenditure	22,328	35,036

We have an active drilling program at our Aryskum and Kyzylkiya fields, which was the main reason for the substantial increase in development expenditures in the first quarter of 2005. Total costs incurred for our KAM fields development program were $11.8 million in the current period compared to $4.5 million in the first quarter of 2004.

Upstream facilities and equipment in the first quarter of 2004 included $10.4 million relating to the purchase of railcars and $8.0 million relating to the completion of our KAM pipeline and Gas utilization plant.

Marketing expenditures in Downstream in the first quarter of 2005 include the purchase of 100 LPG railcars for $5.5 million.

LIQUIDITY

The levels of cash, current assets and current liabilities as at March 31, 2005 and December 31, 2004 are set out below.

	As at	As at
	March 31, 2005	December 31, 2004
	($000’s)	($000’s)
Cash*	294,881	199,105
Cash flow	186,384	560,491
Working capital**	229,349	215,681
Net debt***	(119,846)	(48,702)
Ratio of cash flow to net debt	-	-
Ratio of cash flow to fixed charges****	44.1	20.9
Ratio of earnings to fixed charges*****	63.8	30.9

* Cash does not include restricted cash

* Working capital is net of cash and short-term debt

** Net debt includes short-term and long-term debt less cash

*** Fixed charges include interest expense and preferred dividends before tax

**** Earnings is income before income taxes plus fixed charges

Restricted cash as at March 31, 2005 includes $89.4 million of cash dedicated to a margin account for our hedging program ($39.0 million as at December 31, 2004). The restricted cash balance related to our hedging program increased by $50.0 million compared to December 31, 2004 due to the change in the market value of our hedging contracts. Cash dedicated to our hedging margin account fluctuates on a weekly basis with fluctuations in the future Brent price for crude oil. As the year progresses we will settle our hedges, and the cash dedicated to our hedging margin account will likely reduce and is expected to be nil by December 31, 2005.

To accelerate receipt of cash from our export sales, on March 24, 2005 we factored a receivable of $24.6 million to a financial institution at a competitive financing rate. The sale was subject to a right of limited recourse in the event of false assertions by us and in the event of force-majeure. The amount received was recorded as short-term debt as at March 31, 2005.

We have $101.8 million in future income tax assets, the recoverability of which is dependent on generating sufficient taxable income in our operating subsidiaries to realize our future income tax assets. Seventy percent of our future income tax assets are current and, accordingly, we expect to realize them within the next year.

As at March 31, 2005 our working capital totaled $229.3 million, representing an increase of $13.7 million from December 31, 2004. Our income tax payable increased by $39.2 million due to additional excess profit tax payable by Turgai and current income tax due to higher taxable income. Our inventory increased by $12.5 million, mainly because of crude oil purchased from third parties at market prices at the end of the first quarter.

Our 9.625% Notes have a credit rating of B+ from Standard and Poors and Ba3 from Moody’s. We are in compliance with our debt covenants as of March 31, 2005.

We also have available working capital facilities of $229.3 million. We believe we have sufficient funding and liquidity to meet our needs in 2005 through our cash flow and available credit facilities.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Three Months Ended March 31
	2005	2004
REVENUE
Crude oil	280,410	207,478
Refined products	218,342	115,947
Service fees	2,553	1,380
Interest income	1,179	443
	502,484	325,248
EXPENSES
Production	22,396	22,464
Royalties and taxes	24,839	22,374
Transportation	101,206	68,616
Refining	4,447	4,088
Crude oil and refined product purchases	28,212	32,805
Selling	5,132	5,448
General and administrative	16,439	13,043
Interest and financing costs	4,221	6,795
Depletion, depreciation and accretion	28,478	21,941
Foreign exchange loss (gain)	1,682	(4,684)
	237,052	192,890
INCOME BEFORE INCOME TAXES	265,432	132,358
INCOME TAXES (Note 10)
Current provision	109,431	45,359
Future income tax benefit	(9,896)	(1,134)
	99,535	44,225
NET INCOME BEFORE NON-CONTROLLING INTEREST	165,897	88,133
NON-CONTROLLING INTEREST	258	648
NET INCOME	165,639	87,485
RETAINED EARNINGS, BEGINNING OF PERIOD	693,336	378,819
Normal course issuer bid (Note 9)	(24,878)	-
Common share dividends	(12,191)	-
Preferred share dividends	(5)	(9)
RETAINED EARNINGS, END OF PERIOD	821,901	466,295
BASIC NET INCOME PER SHARE (Note 11)	2.18	1.11
DILUTED NET INCOME PER SHARE (Note 11)	2.16	1.08

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	As at	As at
	March 31,	December 31,
	2005	2004
ASSETS
CURRENT
Cash	294,881	199,105
Accounts receivable (Note 5)	234,533	198,504
Inventory (Note 6)	73,671	61,242
Prepaid expenses	60,446	62,179
Current portion of future income tax asset	72,732	65,431
	736,263	586,461
Deferred charges	4,407	4,662
Restricted cash (Note 4)	89,400	47,741
Future income tax asset	29,073	28,470
Property, plant and equipment	599,686	601,747
TOTAL ASSETS	1,458,829	1,269,081
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 7)	204,124	161,759
Short-term debt (Note 8)	40,330	15,541
Prepayments for crude oil and refined products	7,909	9,916
	252,363	187,216
Long-term debt	134,705	134,862
Asset retirement obligations	33,321	32,499
Future income tax liability	7,052	9,936
	427,441	364,513
Non-controlling interest	12,248	14,411
Preferred shares of subsidiary	80	80
COMMITMENTS AND CONTINGENCIES (Note 14)
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	190,913	191,529
Contributed surplus	6,246	5,212
Retained earnings	821,901	693,336
	1,019,060	890,077
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,458,829	1,269,081

See accompanying notes to the interim consolidated financial statements.

APPROVED BY THE BOARD OF DIRECTORS.

“Signed”	“Signed”

BERNARD ISUATIER	JACQUES LEVEVRE
Director	Director

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	Three Months Ended March 31
	2005	2004
OPERATING ACTIVITIES
Net income	165,639	87,485
Items not affecting cash:
Depletion, depreciation and accretion	28,478	21,941
Future income tax benefit	(9,896)	(1,134)
Non-controlling interest	258	648
Stock-based compensation	1,034	764
Amortization of deferred charges	255	387
Other non-cash items	616	738
Cash flow	186,384	110,829
Changes in non-cash operating working capital items	(13,025)	(15,709)
Cash flow from operating activities	173,359	95,120
FINANCING ACTIVITIES
Short-term debt proceeds	24,593	-
Short-term debt repayment	-	(24,494)
Long-term debt repayment	-	(15,933)
Common share dividends	(12,382)	-
Preferred share dividends	(5)	(9)
Purchase of common shares under normal course issuer bid (Note 9)	(26,736)	-
Proceeds from issue of share capital, net of share issuance costs	1,243	3,577
Cash flow used in financing activities	(13,287)	(36,859)
INVESTING ACTIVITIES
Restricted cash	(41,659)	(1,400)
Capital expenditures	(22,328)	(35,036)
Purchase of preferred shares of subsidiary	(309)	-
Cash flow used in investing activities	(64,296)	(36,436)
INCREASE IN CASH	95,776	21,825
CASH, BEGINNING OF PERIOD	199,105	184,660
CASH, END OF PERIOD	294,881	206,485

See accompanying notes to the interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED)
UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management in accordance with generally accepted accounting principles in Canada. PetroKazakhstan’s main operating subsidiaries are PetroKazakhstan Kumkol Resources (“PKKR”) and PetroKazakhstan Oil Products (“PKOP”). Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2004. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2004.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	SEGMENTED INFORMATION

On a primary basis the business segments are:

• Upstream comprising the exploration, development and production of crude oil and natural gas.

• Downstream comprising refining and the marketing and transportation of refined products and the management of the marketing and transportation of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

The Corporation does not disclose export revenue attributable to individual countries as it is impractical to obtain the information.

	Three months ended March 31, 2005
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	313,160	-	-	(32,750)	280,410
Refined products	122,244	112,365	-	(16,267)	218,342
Service fees	1,432	997	124	-	2,553
Interest income	953	143	83	-	1,179
	437,789	113,505	207	(49,017)	502,484
EXPENSES
Production	22,396	-	-	-	22,396
Royalties and taxes	22,196	2,643	-	-	24,839
Transportation	93,780	7,426	-	-	101,206
Refining	-	4,447	-	-	4,447
Crude oil and refined product purchases	22,508	54,721	-	(49,017)	28,212
Selling	2,286	2,846	-	-	5,132
General and administrative	10,047	3,796	2,596	-	16,439
Interest and financing costs	4,219	2	-	-	4,221
Depletion, depreciation and accretion	25,244	3,157	77	-	28,478
Foreign exchange loss (gain)	(670)	936	1,416	-	1,682
	202,006	79,974	4,089	(49,017)	237,052
INCOME (LOSS) BEFORE INCOME TAXES	235,783	33,531	(3,882)	-	265,432
INCOME TAXES
Current provision	96,658	12,586	187	-	109,431
Future income tax benefit	(8,240)	(1,656)	-	-	(9,896)
	88,418	10,930	187	-	99,535
NON-CONTROLLING INTEREST	-	258	-	-	258
NET INCOME (LOSS)	147,365	22,343	(4,069)	-	165,639

Eliminations are intersegment revenue.

	As at March 31, 2005
	Upstream	Downstream	Corporate	Consolidated
Total assets	1,251,498	170,602	36,729	1,458,829
Total liabilities	385,671	37,966	16,132	439,769
Capital expenditures in the quarter	20,781	9,251	535	30,567

	Three months ended March 31, 2005
	Export	Domestic	Consolidated
Crude oil	258,876	21,534	280,410
Refined products	119,801	98,541	218,342

	Three months ended March 31, 2004
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	224,136	-	-	(16,658)	207,478
Refined products	32,385	95,508	-	(11,946)	115,947
Service fees	1,129	180	71	-	1,380
Interest income	132	34	277	-	443
	257,782	95,722	348	(28,604)	325,248
EXPENSES
Production	22,464	-	-	-	22,464
Royalties and taxes	15,992	6,382	-	-	22,374
Transportation	66,710	1,906	-	-	68,616
Refining	-	4,088	-	-	4,088
Crude oil and refined product purchases	33,691	27,718	-	(28,604)	32,805
Selling	2,118	3,330	-	-	5,448
General and administrative	7,343	3,164	2,536	-	13,043
Interest and financing costs	6,326	469	-	-	6,795
Depletion, depreciation and accretion	16,761	4,869	311	-	21,941
Foreign exchange loss (gain)	8,472	(13,610)	454	-	(4,684)
	179,877	38,316	3,301	(28,604)	192,890
INCOME (LOSS) BEFORE INCOME TAXES	77,905	57,406	(2,953)	-	132,358
INCOME TAXES
Current provision	31,908	11,883	1,568	-	45,359
Future income tax benefit	(5,878)	4,744	-	-	(1,134)
	26,030	16,627	1,568	-	44,225
NON-CONTROLLING INTEREST	-	648	-	-	648
NET INCOME (LOSS)	51,875	40,131	(4,521)	-	87,485

Eliminations are intersegment revenue.

	As at March 31, 2004
	Upstream	Downstream	Corporate	Consolidated
Total assets	798,430	171,311	142,546	1,112,287
Total liabilities	391,518	50,870	6,393	448,781
Capital expenditures in the quarter	35,598	3,245	282	39,125

	Three months ended March 31, 2004
	Export	Domestic	Consolidated
Crude oil	190,334	17,144	207,478
Refined products	33,912	82,035	115,947

3	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

	a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.

	b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s interim consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

	Three months ended March 31, 2005
	Turgai	Kazgermunai	Total
Cash	76,085	82,000	158,085
Current assets, excluding cash	93,539	73,610	167,149
Property, plant and equipment, net	86,075	62,207	148,282
Current liabilities	84,769	34,524	119,293
Long-term debt	-	-	-
Revenue	86,918	75,235	162,153
Expenses	59,063	38,214	97,277
Net income	27,855	37,021	64,876
Cash flow from operating activities	45,224	35,355	80,579
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(3,817)	(4,155)	(7,972)

	Three months ended March 31, 2004
	Turgai	Kazgermunai	Total
Cash	18,681	28,010	46,691
Current assets, excluding cash	41,570	35,994	77,564
Property, plant and equipment	81,831	65,725	147,556
Current liabilities	79,880	13,900	93,780
Long-term debt	-	38,353	38,353
Revenue	59,635	38,535	98,170
Expenses	41,279	22,929	64,208
Net income	18,356	15,606	33,962
Cash flow from operating activities	11,260	19,780	31,040
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(949)	(2,203)	(3,152)

Revenue for the three months ended March 31, 2005 and 2004 for Turgai includes $26.2 million and $10.3 million of crude oil sales made to Downstream, respectively, and $0.4 million and $10.3 million of crude oil sales to Upstream, respectively. These amounts were eliminated on consolidation.

Revenue for the three months ended March 31, 2005 and 2004 for Kazgermunai includes $1.5 million and $5.8 million crude oil sales to Upstream, respectively, and $1.1 million (nil for the three months ended March 31, 2004) sales to Downstream. These amounts were eliminated on consolidation.

4	RESTRICTED CASH

Restricted cash as at March 31, 2005 includes $89.4 million of cash dedicated to a margin account for the Corporation’s hedging program. As at December 31, 2004 restricted cash comprised $39.0 million of cash dedicated to the margin account for the hedging program and $8.7 million of cash dedicated to a debt service reserve account for the Corporation’s term facility. The Corporation discharged all hedging liabilities related to this facility as at December 31, 2004. The debt service reserve account was released in January 2005.

Restricted cash is not available for current purposes.

5	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2005	December 31, 2004
Trade	186,537	150,462
Value added tax recoverable	32,838	29,316
Due from joint ventures	3,153	6,942
Other	12,005	11,784
	234,533	198,504

6	INVENTORY

Inventory consists of the following:

	March 31, 2005	December 31, 2004
Refined products	20,477	16,682
Crude oil produced	23,639	22,535
Crude oil purchased	7,720	2,740
Materials and supplies	21,835	19,285
	73,671	61,242

7	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	March 31, 2005	December 31, 2004
Trade	90,975	70,160
Due to joint ventures	13,634	19,668
Royalties	9,075	18,259
Income taxes	69,441	30,175
Common share dividends	12,397	12,588
Other	8,602	10,909
	204,124	161,759

8	SHORT-TERM DEBT

	March 31, 2005	December 31, 2004
Current portion of term loans	2,039	2,039
Kazgermunai debt	13,698	13,502
Secured borrowing	24,593	-
	40,330	15,541

Secured borrowing

On March 24, 2005 the Corporation sold a receivable of $24.6 million to a financial institution for cash. The Corporation accounted for the transfer as a secured borrowing. The transfer was subject to a right of limited recourse in the event the Corporation made false representations or in the event of force-majeure. The effective interest was 2.97% and the settlement date was April 4, 2005.

9	SHARE CAPITAL

The Corporation’s common shares are listed on the New York, Toronto, London, Frankfurt and Kazakhstan Stock Exchanges.

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class B redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three Months Ended		Three Months Ended
	March 31, 2005		March 31, 2004
	Number	Amount	Number	Amount
Balance, beginning of period	76,223,130	191,528	77,920,226	191,695
Shares repurchased and cancelled pursuant to normal course issuer bid	(732,800)	(1,858)	-	-
Stock options exercised for cash	229,848	1,240	1,916,225	3,567
Corresponding convertible securities, converted	8,159	3	28,558	10
Balance, end of period	75,728,337	190,913	79,865,009	195,272

In August 2004 the Corporation renewed its Normal Course Issuer Bid program which enabled the Corporation to repurchase 7,091,429 Class A common shares during the period from August 13, 2004 to August 12, 2005. The Corporation repurchased and cancelled 732,800 shares at an average price of C$44.3 per share during the three months ended March 31, 2005. The excess of cost over the book value for the shares repurchased was applied to retained earnings.

A summary of the status of the Corporation’s stock option plan as of March 31, 2005 and the changes during the three months ended March 31, 2005 are presented below (weighted average exercise price expressed in Canadian dollars):

		Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2004	2,086,656	25.17
Granted	36,000	52.38
Exercised	(238,007)	6.39
Forfeited	(12,334)	24.09
Outstanding at March 31, 2005	1,872,315	28.09
Options exercisable as at:
December 31, 2004	866,903	16.29
March 31, 2005	651,298	19.99

10	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation’s income before income taxes. This difference results from the following items:

	Three Months Ended March 31
	2005	2004
Income before income taxes	265,432	132,358
Statutory Kazakhstan income tax rate	30%	30%
Expected tax expense	79,630	39,707
Higher tax rate in Kazgermunai	1,479	-
Excess profit tax provision	15,393	3,000
Non-deductible amounts, net	3,033	1,518
Income tax expense	99,535	44,225

11	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three months ended March 31
	2005	2004
Weighted average number of common shares outstanding	75,918,721	78,742,750
Dilution from exercisable options (including convertible securities)	694,171	1,915,986
Diluted number of shares outstanding	76,612,892	80,658,736

36,000 options were excluded from the calculation of diluted number of shares outstanding for the three months ended March 31, 2005 as the exercise price was in excess of the average market price. No options were excluded from the calculation of diluted number of shares outstanding for the three months ended March 31, 2004 as the market price was in excess of the exercise price.

12	FINANCIAL INSTRUMENTS

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $136.3 million versus the carrying value of $125.0 million as at March 31, 2005 as determined through reference to the market price.

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation had entered into the following contracts with major financial institutions.

Contract Amount	Contract	Contract	Price Ceiling or	Price
(bbls per month)	Period	Type	Contracted Price	Floor
120,000	January 2005 to March 2005	IPE Future	26.30-26.52	-
40,000	April 2005 to June 2005	IPE Future	25.92	-
458,333	January 2005 to December 2005	IPE Future	25.65-25.90	-

During the three months ended March 31, 2005 the Corporation has foregone revenue of $38.3 million through these contracts.

The unrealized loss under these hedges as at March 31, 2005 is $113.5 million. This amount is deferred and recognized in the consolidated statement of income when the related contract is settled. The fair value of these hedges was determined based on forward prices as at March 31, 2005.

13	CASH FLOW INFORMATION

Interest and income taxes paid:
	Three months ended March 31
	2005	2004
Interest paid	6,414	8,510
Income taxes paid	70,165	42,413

14	COMMITMENTS AND CONTINGENCIES

Turgai tax assessments

During 2004, Turgai was subject to a tax audit for the years 2002-2003 and received a tax assessment for approximately $148.0 million including penalties and interest (the Corporation’s 50% share is $74.0 million).

The major issue was an assessment for excess profit taxes of approximately $100.0 million including fines (the Corporation’s 50% share is $50.0 million). The Ministry of Finance had adopted the position that expenditures relating to construction in progress are not allowed as a cash outflow when computing the internal rate of return. The Corporation believes this position is contrary to the concept of an internal rate of return calculation and counter to the legislation of the Republic of Kazakhstan. The Corporation, fellow shareholder Lukoil and Turgai entered into discussions regarding this assessment with the Ministry of Finance. These discussions will be held to determine the correct method of calculating excess profit tax and to clarify the interpretation of current legislation.

The remaining amount of $48.0 million was reduced upon discussions with the Ministry of Finance and the assessment was re-issued for $27.0 million (the Corporation’s 50% share is $13.5 million). An additional assessment may be issued depending on the outcome of the discussions. The Corporation will continue to work with government authorities, Turgai, and Lukoil to resolve the dispute. No provision has been made in the interim consolidated financial statements for this assessment.

Turgai claims

In February 2005 the Corporation, through PKKR, received a claim filed by Turgai for $18.3 million in damages. This claim relates to the temporary production curtailment of Turgai in late December 2004 and alleges lost revenue from export sales.

The claim was split into two separate cases. The first case for $13.1 million relates to the alleged lost revenue from export sales of 60,000 tonnes. In March 2005, the Kyzylorda Interregional Economic Court issued a decision in favor of Turgai. PKKR filed an appeal, the hearing of which was scheduled for late April 2005. See Note 15 “Subsequent Events”.

The second case for $5.1 million relates to compensation for damages from the curtailment of production. The hearing was scheduled for late April 2005. No provision has been made in the interim consolidated financial statements for this claim.

Kazgermunai capital commitment

In February 2005 the Corporation, through its joint venture Kazgermunai, received a court claim filed by the Kyzylorda Akimat for failure to fulfill infrastructure obligations. The claim is for approximately $102.0 million (our 50% share is $51.0 million), $28.1 million relating to infrastructure obligations with the remainder being interest charges.

The Corporation believes the claim is without merit as a substantial portion of the obligation has been met and the agreement does not impose deadlines. Accordingly, no provision has been made for this claim in the interim consolidated financial statements. See Note 15 “Subsequent Events”.

Lukoil litigation

On July 6, 2004, PetroKazakhstan filed a Request for Arbitration with the Arbitration Institute of the Stockholm Chamber of Commerce against Lukoil Overseas Kumkol BV (“Lukoil”) seeking compensation for lost profits which PetroKazakhstan would have received as a 50% shareholder of Turgai Petroleum but for Lukoil’s failure to finance the joint venture as provided under the Foundation Agreements for the Joint Venture and for Lukoil’s actions in violation of corporate governance obligations and tender approval requirements. Preliminary amount of the damage claims by PetroKazakhstan indicated to the Arbitration Institute was $200 million. Under the agreed schedule of arbitration proceedings, the Corporation is due to file its final statement of claim by April 22, 2005 and Lukoil is due to respond by June 30, 2005.

On July 21, 2004, PKKR filed a claim in the District Court of Amsterdam against Lukoil for damages suffered by PKKR as a result of unlawful actions by Lukoil related to the shut-in of certain wells located at the border of the Kumkol North and the Kumkol South fields. The preliminary amount of the claim, as at the date of the filing, was an initial $65 million. This amount increases daily as the production of Kumkol South continues to be partly constrained.

As of March 31, 2005 the outcome of this litigation could not be determined, and, accordingly, no amounts were recorded in the interim consolidated financial statements.

The Corporation is involved in certain other litigation and claims associated with the normal course of operations. Management believes that settlements, if any, would not have a material impact on the Corporation’s financial statements.

15	SUBSEQUENT EVENTS

Turgai claims

On April 19, 2005, the Kyzylorda Interregional Economic Court issued a decision that PKKR shall pay to Turgai approximately $5.1 million as compensation for damages from the curtailment of production. The Corporation believes the claim is without merit. PKKR is planning to appeal the decision. No provision has been made in the financial statements for this claim.

On April 20, 2005, the Kyzylorda Interregional Economic Court issued a decision on PKKR’s appeal against the March 2005 court decision to pay Turgai $13.1 million for the alleged lost revenues from export sales of 60,000 tonnes. According to the decision, Turgai must transfer, in return, title to the 60,000 tonnes of crude oil to PKKR. PKKR does not plan to appeal this ruling. The Corporation has recorded this transaction as an increase in accounts receivable and accounts payable.

On April 4, 2005, Turgai filed a claim against PKOP for $5.6 million for the alleged difference between market price and the price paid by PKOP for crude oil purchased from Turgai during September and October of 2004. On April 15, 2005, Turgai filed an additional claim for $1.4 million against PKOP regarding the same issue for November of 2004. The hearings are scheduled to be held in May 2005.

The Corporation believes these claims are without merit as the price paid was in accordance with prevailing agreements. No provision has been made in the interim consolidated financial statements for these claims.

Lukoil claim

In April 2005, the Corporation received a copy of a Request for Arbitration filed with the Arbitration Institute of the Stockholm Chamber of Commerce by Lukoil and Turgai against PetroKazakhstan Inc. for $100 million. This amount is the alleged difference between market prices and the prices paid by PKOP for crude oil purchased from Turgai during the period from October 2003 to November 2004.

The Corporation believes the claim is without merit, as the price paid was in accordance with prevailing agreements. No provision has been made in the interim consolidated financial statements for this claim.

Recent tax assessments

In April 2005, the Corporation, through its subsidiaries, received two assessments on transfer pricing for 2002 and 2003, including $64.3 million for PKKR and $12.2 million for PKOP. The assessments challenge the discounts negotiated with purchasers of the Corporation’s crude oil. For refined products the assessment applies prices at a sales point in the Mediterranean Sea to the Corporation’s sales made in Central Asia.

The Corporation believes these assessments are incorrect, as they fail to incorporate arms length negotiations between third parties and actual market prices in each distinct market. No provision has been made in the interim consolidated financial statements for these assessments. The Corporation will appeal both assessments.

Kazgermunai capital commitment

In April 2005, the Economic Court in the Kyzylorda Oblast ruled in favor of the Kyzylorda Akimat. The Corporation through Kazgermunai will appeal this decision. No provision has been made in the interim consolidated financial statements.

Curtailment of production

On April 26, 2005 the Corporation’s subsidiary PKKR commenced the process of reducing production to a level that will eliminate gas flaring in accordance with new legislation passed in December 2004.

The Corporation estimates that compliance with these instructions will result in production cut backs of about 35,000 bopd in total on all PKKR operated oil fields and of about 30,000 bopd at Turgai Petroleum’s Kumkol North field. Considering the Corporation’s 50% share in Turgai, the Corporation’s net share of production will therefore be curtailed by about 50,000 bopd in total.

The Corporation may be exposed to further production reductions if the same instructions were applied to its Kazgermunai joint venture, which is building, but has not yet completed a gas processing plant at Akshabulak. The Corporation’s share of Kazgermunai’s production could then be curtailed by up to 23,000 bopd.

The Corporation remains hopeful that, in view of its current investment program to achieve full gas utilization by mid 2006, it will be allowed to resume production at higher rates prior to the completion of its gas re-injection program.

Corporate Information

DIRECTORS

Bernard F. Isautier
President and Chief Executive Officer
Windsor, United Kingdom

James B.C. Doak[(1)(2)]
President and Managing Partner,
Megantic Asset Management Inc.
Toronto, Ontario

Nurlan J. Kapparov[(2)(3)]
Chairman, Kazinvest Bank
Almaty, Kazakhstan

Jacques Lefèvre[(1)(2)]
Vice Chairman, Lafarge S.A.
Paris, France

Louis W. MacEachern[(2)(3)]
President, Fortune Industries Ltd.
Calgary, Alberta

Jan Bonde-Nielsen[(1)]
Chairman, Greenoak Holdings
London, England

[(1)] Audit Committee Member
[(2)] Compensation Committee Member
[(3)] Corporate Governance Committee Member

OFFICERS

Bernard F. Isautier
President and Chief Executive Officer

Mike Azancot
Senior Vice President,
Exploration and Production

Clayton J. Clift
Senior Vice President, Finance
and Chief Financial Officer

Anthony R. Peart
Senior Vice President, General
Counsel and Corporate Secretary

Dermot A. Hassett
Vice President, Marketing and Transportation

Ihor P. Wasylkiw
Vice President, Investor Relations

SHARE TRANSFER AGENT

Computershare Trust Company
of Canada
Calgary, Alberta
Toronto, Ontario

AUDITORS

TOO Deloitte & Touche
Almaty, Kazakhstan

BANKERS

ABN Amro Bank Kazakhstan
Almaty, Kazakhstan

Bank Turan Alem
Almaty, Kazakhstan

Citibank
Almaty, Kazakhstan
London, England

National Bank of Canada
Calgary, Alberta

Barclays Bank Plc
Nicosia, Cyprus

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario

Gowling Lafleur and Henderson LLP
Calgary, Alberta

Paul, Weiss, Rifkind,
Wharton & Garrison
New York, New York

Denton Wilde Sapte
Almaty, Kazakhstan

Salans
Almaty, Kazakhstan

INDEPENDENT RESERVOIR CONSULTANTS

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

OFFICE ADDRESSES

Registered Office

PetroKazakhstan Inc.
Suite 1460 Sun Life Plaza,
North Tower, 140 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3N3

Tel: (403) 221-8435
Fax: (403) 221-8425
Website: www.petrokazakhstan.com
Email: ir@petrokazakhstan.com

Contact: Ihor P. Wasylkiw
Vice President, Investor Relations

UK Representative Office

Ascot Petroleum Consulting Ltd.
Hogarth House, 31 Sheet Street
Windsor, Berkshire
United Kingdom SL4 1BY

Tel: 44 (1753) 410 020
Fax: 44 (1753) 410 030

Contact: Jeffrey D. Auld
Vice President, Treasurer

Kazakhstan Offices

PetroKazakhstan Kumkol Resources
PetroKazakhstan Oil Products
204 Karasai Batyr Street
Almaty, Republic of Kazakhstan, 480009

Tel: 7 (3272) 58-18-48
Fax: 7 (3272) 58-18-60

Contact: Thomas Dvorak
President

SHARE LISTINGS

The Toronto Stock Exchange
S&P/TSX
- 100 Composite Index
- Energy Index
- Canadian Midcap Index

New York Stock Exchange
- NYSE Composite Index
- NYSE Energy Index

The London Stock Exchange

Frankfurt Stock Exchange
Trading Symbol – PKZ

Kazakhstan Stock Exchange
Trading Symbol – CA_PKZ

PK Petro Kazakhstan

Website: www.petrokazakhstan.com
Email: ir@petrokazakhstan.com